Exhibit 99.6

A French public limited company with capital of €2,191,532,680

Registered office: 16-26 rue du Docteur Lancereaux, 75008 Paris

542 107 651 R.C.S. Paris

Advance notice of the sale of unclaimed

GDF Suez shares

On 16 July 2008, the respective General Meetings of Shareholders of GDF Suez (formerly “Gaz de France”, hereinafter referred to as the “Company”) and Suez (hereinafter referred to as “Suez”) approved the merger by the absorption of Suez by the Company, new shares issued to pay for the merger being allocated to Suez shareholders (other than the Company and SUEZ) in the proportion of twenty-one (21) Company shares for twenty-two (22) Suez shares. The merger was finally completed at midnight on 22 July 2008.

Suez shareholders holding an insufficient number of Suez shares to obtain a multiple of twenty-one (21) Company shares must make their own arrangements to buy or sell the number of Suez shares necessary for that purpose.

In order to facilitate this process, fractional Suez shares will continue to be traded on the Euronext Paris and Euronext Brussels markets until 22 October 2008 (included), and will then be transferred to the delisted securities compartment of Euronext Paris and the compartment dedicated to temporary securities of regulated markets of Euronext Brussels, respectively, for an additional period of twenty (20) months, namely until 22 June 2010 (included).

Pursuant to Articles L. 228-6, R. 228-11 and R. 228-12 of the French Commercial Code, the Board of Directors of GDF Suez decided at its meeting on 22 July 2008 that upon the expiry of a period of two (2) years from the date of publication of this notice, and under the conditions set out in the regulations, it will put up for sale any GDF Suez shares issued to pay for the merger that have not been claimed within that time by the persons entitled to them. Persons entitled as aforesaid are consequently put on notice that they must claim their entitlement within the aforementioned period of two (2) years.

With effect from the date of that sale and insofar as necessary, Suez shares not exchanged for Company shares will be cancelled and their holders will only be entitled to the distribution of a cash payment (without interest) of the net proceeds of the sale of unclaimed GDF Suez shares, plus, if applicable, and subject to the five year limitation period, a proportion of any dividends, interim dividends and distributions of reserves (or similar sums) paid out by the Company between 22 July 2008 and the date of sale of unclaimed GDF Suez shares.

The Company will therefore keep the net proceeds of the sale of the said GDF Suez shares available to the persons entitled for a period of ten (10) years, in a blocked account at CACEIS Corporate Trust. However, sums corresponding to the proportion of any dividends, interim dividends and distributions of reserves (or similar sums) paid out may only be claimed within a period of five (5) years as from their payment date, after which time they will become the property of the State.

Upon the expiry of the aforementioned period of ten years, sums due to persons entitled will be transferred to the Caisse desDépôts et Consignations where they may be claimed by such persons for a period of twenty (20) years. After that time, such sums will become the property of the State.

A French public limited company with capital of €2,191,532,680

Registered office: 16-26 rue du Docteur Lancereaux, 75008 Paris

542 107 651 R.C.S. Paris

Advance notice of the sale of unclaimed

Suez Environnement Company shares

On 16 July 2008, the General Meeting of Shareholders of Suez (hereinafter referred to as “Suez”) approved the distribution to Suez shareholders (other than Suez) of Suez Environnement Company (hereinafter “Suez Environnement Company”) shares representing 65% of the capital of Suez Environnement Company upon completion of the transfer by Suez to Suez Environnement Company of the entirety of the shares composing the capital of Suez Environnement, in the proportion of one (1) Suez Environnement Company share for four (4) Suez shares. This transfer and distribution operation was finally completed at midnight on 22 July 2008.

In order to enable the Suez Environnement Company shares to be allocated, one (1) Suez Environnement Company shares allocation right was detached from each Suez share held by a person entitled to the distribution, it being specified that four (4) allocation rights in respect of Suez Environnement Company carry a right to the allocation of (1) Suez Environnement Company share.

Suez shareholders holding Suez Environnement Company shares fractional allocation rights must make their own arrangements to buy the number of Suez Environnement Company shares fractional allocation rights necessary to obtain one (1) Suez Environnement Company share or one (1) additional Suez Environnement Company share, as the case may be, or to sell their Suez Environnement Company shares fractional allocation rights.

For this purpose, the Suez Environnement Company shares allocation rights have been admitted for trading on the Euronext Paris and Euronext Brussels markets until 22 October 2008 (included), and will then be transferred to the delisted securities compartment of Euronext Paris and the compartment dedicated to temporary securities of regulated markets of Euronext Brussels, respectively, for an additional period of twenty (20) months, namely until 22 June 2010 (included).

Pursuant to Articles L. 228-6, R. 228-11 and R. 228-12 of the French Commercial Code, the Board of Directors of GDF Suez, as the successor of Suez, decided at its meeting on 22 July 2008 that upon the expiry of a period of two (2) years from the date of publication of this notice, and under the conditions set out in the regulations, it will put up for sale any Suez Environnement Company shares that have not been claimed within that time by the holders of Suez Environnement Company shares allocation rights. The holders of Suez Environnement Company shares allocation rights are consequently put on notice that they must claim their entitlement within the aforementioned period of two (2) years.

With effect from the date of that sale and insofar as necessary, Suez Environnement Company shares allocation rights will be cancelled and their holders will only be entitled to the distribution of a cash payment (without interest) of the net proceeds of sale of unclaimed Suez Environnement Company shares, plus, if applicable, and subject to the five year limitation period, a proportion of any dividends, interim dividends and distributions of reserves (or similar sums) paid out by the Company between 22 July 2008 and the date of sale of unclaimed Suez Environnement Company shares.

GDF Suez will therefore keep the net proceeds of sale of the said Suez Environnement Company shares available to the persons entitled for a period of ten (10) years, in a blocked account at CACEIS Corporate Trust. However, sums corresponding to the proportion of any dividends, interim dividends and distributions of reserves (or similar sums) paid out may only be claimed within a period of five (5) years as from their payment date, after which time they will become the property of the State. Upon the expiry of the aforementioned period of ten years, sums due to persons entitled will be transferred to the Caisse des Dépôts et Consignations where they may be claimed by such persons for a period of twenty (20) years. After that time, such sums will become the property of the State.